A19
3-30-2004

SECU [barcode] SSION

04018064

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
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SEC FILE NUMBER
8- 53582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Headwaters MB LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tabor Center 1200 17th Street, Suite 900
(No. and Street)

Denver, (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard W. Busse (303) 572-6015
(Area Code - Telephone No.)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C.
188

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2700 (ADDRESS) Denver, (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A19
3-30-2004

OATH OR AFFIRMATION

I, Leonard W. Busse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Headwaters MB LLC as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marcus B. Pepersak (Director) minority investor in GF&C
G. Jackson Tankersley (Director) through Meritage is a minority investor in Avalon
Greg S. McDonald (Director) owns minority interest in GF&C

Leonard W. Busse
Signature

Senior Advisor
Title

PEGGY S. WORLEY NOTARY PUBLIC STATE OF COLORADO

Notary Public
Expires 10/09/07

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statements of Financial Condition
- ■ (c) Statements of Income
- ■ (d) Statements of Cash Flows
- ■ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ■ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

HEADWATERS MB LLC

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors and Members of
Headwaters MB LLC:

We have audited the accompanying statement of financial condition of Headwaters MB LLC (the Company) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of the statement of the financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Headwaters MB LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Denver, Colorado
February 13, 2004

HEADWATERS MB LLC

Statement of Financial Condition

December 31, 2003

Assets

Current assets:		
Cash and cash equivalents	$	886,905
Advisory fees receivable		49,614
Investment securities		4,091,760
Prepaid expenses and other assets		20,676
Total current assets		5,048,955
Investment in Rio Grande Investment Partners, L.P. (note 2)		11,400
Property and equipment:		
Furniture and equipment		205,061
Leasehold improvements		46,019
Software		7,910
Total property and equipment		258,990
Less accumulated depreciation and amortization		138,390
		120,600
Total assets	$	5,180,955

Liabilities and Members' Equity

Current liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	722,389
Total liabilities		722,389
Members' equity:		
Preferred interest, $2.50 unit value. Authorized 2,072,000 units; issued and outstanding 2,072,000 units		4,467,741
Common interest, Class B – $0.0001 unit value. Authorized 2,000,000 units; issued and outstanding 2,000,000 units		(9,175)
Total members' equity		4,458,566
Commitments and contingencies (notes 4 and 5)		
Total liabilities and members' equity	$	5,180,955

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization

Headwaters MB LLC (Headwaters or the Company) was formed in July 2001 as a Delaware entity that operates as a merchant banking firm. Headwaters is headquartered in Denver, Colorado, is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising, and financial advisory services and does business throughout the U.S. The Company is engaged in a single line of business as a securities broker-dealer. The Company does not hold, nor does it plan to hold, any customers' securities or funds.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

(d) Investment Securities

Investment securities at December 31, 2003 have maturities less than one year and are carried at amortized cost which approximates fair value. Interest income is recognized when earned.

(e) Investment in Rio Grande Investment Partners, L.P.

The Company's investment in Rio Grande Investment Partners, L.P. is presented under the equity method. The equity method is generally used when the investment does not result in the Company having control of the investee. Under the equity method, this investment is recognized in the balance sheet at cost with adjustments to reflect the Company's proportionate share of the earnings or losses of the investees and distribution.

(f) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. Property and equipment held under leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Lives generally range from two to five years for property and equipment. The Company periodically reviews the carrying amounts of its long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts.

(g) Income Taxes

The members of the Company report their pro rata portions of Headwaters' net income on their respective tax returns. Therefore, the Company does not reflect a provision or liability for income taxes in the accompanying financial statements.

(Continued)

(h) *Unit Option Plan*

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations including FASB Interpretation No. 44, *Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25*, to account for its fixed-plan unit options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying unit exceeded the exercise price. FASB Statement No. 123, *Accounting for Stock-Based Compensation* and FASB Statement No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123*, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement 123, as amended. For the year ended December 31, 2003, there was no effect on net income if the fair value-based method had been applied to all outstanding and unvested awards.

(i) *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related-Party Transactions

During 2003, the Company invested $11,400 (approximately a 1% interest) in Rio Grande Investment Partners, L.P. (the Fund). The Company is the general partner of the Fund. Management fees of 0.5% of the Fund's total assets are paid to the Company.

(3) Members' Equity

Preferred Interest

There were 2,072,000 units authorized and outstanding at December 31, 2003. The preferred unit has voting rights entitling the preferred unit holders to one vote per preferred unit.

Common Interest – Class B

There were 2,000,000 units authorized and outstanding at December 31, 2003. The common unit – Class B has voting rights entitling the common unit holders to two votes per Class B unit.

Allocation of Profits and Losses

Profits and losses are allocated to the preferred interest and common interest – Class B unit holders (collectively, the Unit Holders) based on the number of units held by each individual Unit Holder as a percentage of units held by all Unit Holders. Accordingly, during 2003, $456,233 and $460,315 of the Company's income of $916,598 was allocated to preferred interest holders and common interest – Class B unit holders, respectively.

(Continued)

(4) Commitments

Leases

In September 2001, the Company entered into a noncancelable operating lease with an unrelated third party (the lessor) for office space through August 2003 for 24 monthly payments of $7,962 each.

In September 2003, the Company entered into a new noncancelable operating lease with the lessor for office space through March 2009. Future minimum payments under this lease at December 31, 2003 are:

2004	$	87,308
2005		91,729
2006		95,674
2007		97,647
2008		97,647
Thereafter		24,412
	$	494,417

(5) Unit Option Plan

The Company adopted a unit option plan (the Plan) pursuant to which the Company's board of directors may grant unit options to officers and key employees. The Plan authorizes grants of options to purchase up to 866,667 shares of authorized but unissued restricted class A units. Unit options can be granted with an exercise price less than, equal to or greater than the unit's fair market value at the date of grant. All current unit options have 10-year terms and vest and become fully exercisable 4 years from either the date of the grant or date of hire, as determined by the Company.

At December 31, 2003, there were 528,500 additional shares available for grant under the Plan. The per share weighted average fair value of unit options granted during 2003 was $2.50 on the date of grant, based on the fair value determined by the board of directors.

Unit option activity is as follows:

	Number of shares		Weighted average exercise price
Balance at January 1, 2003	—	$	—
Granted	338,167		2.50
Exercised	—		—
Forfeited	—		—
Expired	—		—
Balance at December 31, 2003	338,167	$	2.50

(Continued)

At December 31, 2003, the range of exercise prices and weighted average remaining contractual life of outstanding options was $2.50 and 9.07 years, respectively.

At December 31, 2003, the number of options exercisable was 338,167, and the weighted average exercise price of those options was $2.50.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2003, the Company had net capital of $4,244,809, which was $4,196,650 in excess of its required net capital of $48,159. The Company's net capital ratio was 0.17 to 1.